Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn E. Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA EDGAR & email

June 22, 2020

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-8629

Re:            The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N
Post-Effective Amendment No. 1
File No. 333-236907

Dear Mr. Zapata:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”) and Lincoln Life Variable Annuity Account N (“the Account”), attached is a courtesy copy of the above-referenced post-effective amendment filed under Rule 485(a) on June 19, 2020 (the “Amendment”).  The Amendment will add the 4LATER® Select Advantage living benefit rider (“4LATER Rider”) to the ChoicePlus® Select B Share contract. The rider will be available for election by new and existing contract owners on or around September 14, 2020.
The 4LATER Rider is currently offered in several other Lincoln Life registration statements and was most recently reviewed by the Staff in March 2019 (File No. 333-141752) (the “Prior Filing”). As stated in the transmittal letter for the Amendment, we respectfully request that the Amendment be given selective review pursuant to SEC Release No. IC-13768.
The blacklined supplement (attached) reflects the changes made to the prospectus disclosure since the Prior Filing:
•	The current initial charge rate for the rider is disclosed on a rate sheet prospectus supplement (pending Staff approval, File No. 333-181615, filed June 12, 2020).
•	Rider elections are subject to Home Office approval if contract value totals $1 million or more (formerly $2 million).
•	The enhancement rate is 5% (formerly 6%) and is disclosed on a rate sheet (pending Staff approval, File No. 333-181615, filed June 12, 2020).
Additionally, the following terms used under the rider have been updated since the Prior Filing: Protected Income Base (formerly Income Base); Account Value Step-up (formerly Automatic Annual Step-up); protected lifetime income fee (formerly rider charge).
Please contact me at (860) 466-1111 with any questions or comments. Thank you for your assistance.
Sincerely,
/s/ Carolyn E. Augur
Carolyn E. Augur